SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

INDEVUS PHARMACEUTICALS, INC.

(Name of Applicant)

33 Hayden Avenue

Lexington, MA 02421-7971

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
6.25% Convertible Senior Notes due 2009	up to $72,000,000 aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, MA 02421-7971

(781) 861-8444

With a copy to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer St.

Boston, MA 02110-1624

(617) 345-3000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1. General Information

(a) Indevus Pharmaceuticals, Inc. (the “Company” or “Indevus”) is a corporation.

(b) The Company was organized under the laws of the State of Delaware.

2. Securities Act Exemption Available

Upon the terms set forth in an Offer to Exchange dated July 6, 2007 (the “Offer to Exchange”), the Company is offering to exchange $1,000 principal amount of its 6.25% Convertible Senior Notes due 2009 (the “New Notes”), for each $1,000 principal amount of its currently outstanding 6.25% Convertible Senior Notes due 2008 (the “Old Notes”) (the “Exchange Offer”). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.

As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents and the engagements of The Bank of New York Trust Company, N.A. Trust Company, N.A., as exchange agent for the Company. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3. Affiliates

The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the outstanding capital stock or membership interests as the case may be, of each of its subsidiaries, except where otherwise indicated.

Affiliate Companies

Name	State of Incorporation / Organization
CPEC LLC	Delaware (1)
InterNutria, Inc.	Delaware (2)
IPI Management Corp.	Massachusetts
Valera Pharmaceuticals, Inc.	Delaware
Valera Pharmaceuticals Ireland Limited	Ireland (3)

(1)	Indevus owns approximately 65% of the outstanding membership interests in CPEC LLC.
(2)	Indevus owns approximately 76% of the outstanding equity interests in InterNutria, Inc.
(3)	Valera Pharmaceuticals, Inc. owns 100% of the outstanding membership shares in Valera Pharmaceuticals Ireland Limited.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, MA 02421-7971.

Name	Office
Glenn L. Cooper, M.D.	Director, Chairman and Chief Executive Officer
Andrew Ferrara	Director
James C. Gale	Director
Michael E. Hanson	Director
Stephen C. McCluski	Director
Cheryl P. Morley	Director
Malcolm Morville, Ph.D.	Director
David B. Sharrock	Director
Thomas F. Farb	President and Chief Operating Officer
Noah D. Beerman	Executive Vice President and Chief Business Officer
Mark S. Butler	Executive Vice President, Chief Administrative Officer and General Counsel, Assistant Secretary
Michael W. Rogers	Executive Vice President, Chief Financial Officer and Treasurer
Bobby W. Sandage, Jr., Ph.D.	Executive Vice President, Research and Development and Chief Scientific Officer

5. Principal Owners of Voting Securities

As of July 6, 2007, there are not any persons who own 10 percent or more of the voting common stock of Indevus. Indevus has a single preferred stockholder that owns 244,425 shares of preferred stock, which constitute all of the outstanding shares of preferred stock of Indevus, and which are convertible into 622,222 shares of common stock having the right to cast 568,850 votes on a converted basis on all matters other than the election of directors. For information relating to beneficial owners of greater than 5% of Indevus’ common stock who are not insiders, Indevus relies upon the reports filed by such persons or entities on Schedule 13G and Form 4.

UNDERWRITERS

6. Underwriters

(a) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture. In June 2006, UBS Investment Bank acted as the sole book-running manager and CIBC World Markets, JMP Securities, and Leerink Swann & Company acted as co-managers for an offering of shares of the Company’s common stock. The names and addresses of these entities is as follows:

UBS Securities LLC 299 Park Avenue New York, New York 10171	CIBC World Markets Corp. 300 Madison Ave New York, New York 10017

JMP Securities LLC 450 Park Avenue Suite 1500 New York, NY 10022	Leerink Swann & Co., Inc. 1325 Avenue of Americas 33rd Floor New York, NY 10019

(b) Not applicable.

CAPITAL SECURITIES

7. Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Company as of June 15, 2007 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $ 0.001	200,000,000 shares	75,513,947 shares
Preferred Stock, par value $ 0.001	5,000,000 shares	244,425(1)
6.25% Convertible Senior Notes due 2008	$72,000,000	$72,000,000

(1)	The outstanding preferred stock consists of 239,425 shares of Series B preferred stock and 5,000 shares of Series C preferred stock.

(b) Holders of common stock are entitled to one vote at all meetings of stockholders for each share held by them. Holders of common stock have no preemptive rights and have no other rights to subscribe for additional shares or any conversion right or right of redemption.

In deciding all matters that come before a meeting of stockholders, other than the election of directors for which preferred stock is not entitled to vote, the holders of the Series B Preferred Stock and Series C Preferred Stock are entitled to cast an aggregate of 568,850 votes relating to the 622,222 shares of common stock issuable upon conversion of the respective shares of preferred stock. The holders of the common stock and preferred stock vote together as a single class, except for those matters on which holders of preferred stock are entitled to vote as a separate class.

Except as noted above, no holder of any other securities of the Company, including the 6.25% Convertible Senior Notes due 2008, is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following will constitute an event of default under the Indenture:

(1) the Company’s failure to pay when due the principal of any of the New Notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) the Company’s failure to pay an installment of interest (including additional amounts, if any) on any of the New Notes for 30 days after the date when due;

(3) the Company’s failure to perform or observe any other covenant or agreement contained in the New Notes or the Indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to it by the trustee or to it and the trustee by the holders of at least 25% in aggregate principal amount of the New Notes then outstanding;

(4) a default under any indebtedness for money borrowed by the Company or any of its subsidiaries that is a “significant subsidiary” (as defined in Rule 405 of the Securities Act) the aggregate outstanding principal amount of which is in an amount in excess of $5.0 million, for a period of 30 days after written notice to it by the trustee or to it and the trustee by holders of at least 25% in aggregate principal amount of the New Notes then outstanding, which default:

•	is caused by a failure to pay principal or interest when due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded, annulled or such indebtedness is discharged; and

(5) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its subsidiaries that is a significant subsidiary.

The Indenture will provide that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the New Notes notice of all uncured defaults or events of default known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default or event of default in the payment of the principal of or interest on, any of the New Notes when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in clause (5) above occurs and is continuing with respect to the Company, then the principal of all the New Notes and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to the Company (the default not having been cured or waived), the trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding may declare the New Notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the New Notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

The Indenture will contain a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

The Company will be required to furnish annually to the trustee a statement as to the fulfillment of its obligations under the Indenture.

(b) Authentication and Delivery of New Notes; Use of Proceeds

The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, the Vice Chairman, the Chief Executive Officer, the President, any Executive Vice President, any Senior Vice President, the Treasurer, the Controller, or the Secretary or any Assistant Treasurer or Assistant Secretary of the Company (individually, an “Officer”), and delivered to the Trustee.

The Trustee will authenticate and make available for delivery New Notes for original issue, upon a written order or orders of the Company signed by two Officers of the Company. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issue of New Notes is to be authenticated.

The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the new Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

The obligations under the New Notes and the Indenture may be satisfied by (i) payment on the stated maturity date, any applicable redemption date or change of control purchase date, as the case may be, or (ii) conversion.

(1) Redemption at the Option of the Company.

The New Notes are not redeemable by the Company prior to July 15, 2008. The New Notes are redeemable for cash at the option of the Company, in whole or in part, at any time or from time to time, on or after July 15, 2008 upon not less than 30 nor more than 60 days’ notice by mail for a redemption price equal to the principal amount of those Securities plus accrued and unpaid interest, including additional amounts, if any, up to the redemption date; provided, that the current market value for the common stock equals or exceeds $8.50 for at least 20 trading days in any consecutive 30 trading day period ending on the trading day prior to the date of the mailing of the redemption notice by the Company.

(2) Purchase By the Company at the Option of the Holder.

At the option of the Holder and subject to the terms and conditions of the Indenture, the Company shall become obligated to offer to purchase the New Notes held by such holder within 30 days after the occurrence of a change of control of the Company for a change of control purchase price equal to the principal amount plus accrued and unpaid interest, including additional amounts, if any, of such New Notes on the change of control purchase date. The change of control purchase price shall be paid in cash. If cash sufficient to pay the change of control purchase price of all New Notes or portions thereof to be purchased as of the change of control purchase date, is deposited with the paying agent, on the business day following the change of control purchase date, interest will cease to accrue on such New Notes (or portions thereof) immediately after such change of control purchase date, and the holder thereof shall have no other rights as such other than the right to receive the change of control purchase price upon surrender of such New Notes.

(3) Conversion.

Subject to and in compliance with the provisions of the Indenture, a holder of the New Notes is entitled, at such holder’s option, to convert the holder’s New Notes (or any portion of the principal amount thereof that is $1,000 or an integral multiple $1,000), into fully paid and nonassessable shares of common stock at the conversion price in effect at the time of conversion. The initial conversion price is $6.656, subject to adjustment in certain events described in the Indenture.

To surrender a New Note for conversion, a holder must (1) complete and manually sign the conversion notice and deliver such notice to the conversion agent, (2) surrender the New Notes to the conversion agent, (3) furnish appropriate endorsements and transfer documents and (4) pay any transfer or similar tax, if required by the Indenture. No fractional shares of common stock shall be issued upon conversion of any New Notes. Instead of any fractional share of common stock that would otherwise be issued upon conversion of such New Notes, the Company shall pay a cash adjustment as provided in the Indenture.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company, an officers’ certificate, stating whether or not to the knowledge of the signers thereof, the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided thereunder) and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. Other Obligors

None.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 9, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company, N.A., Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A-1	Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K filed with the SEC on December 14, 2005 and Exhibit 3.1 to Indevus’ Quarterly Report on Form 10-Q filed with the SEC on May 9, 2007).

Exhibit T3B	Bylaws of the Company (Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2003).

Exhibit T3C*	Form of Indenture between the Company and The Bank of New York Trust Company, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offer to Exchange, dated July 6, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-4	Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-5	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-6	Letter to Holders (incorporated by reference to Exhibit (a)(1)(vi) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-7	Press Release (incorporated by reference to Exhibit (a)(5) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Indevus Pharmaceuticals, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lexington and Commonwealth of Massachusetts, on the 6th day of July, 2007.

(Seal)		Indevus Pharmaceuticals, Inc.

Attest:	/s/ Dale Ritter	By:	/s/ Michael W. Rogers
Name:	Dale Ritter	Name:	Michael W. Rogers
Title:	Senior Vice President, Finance	Title:	Executive Vice President, Treasurer and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A-1	Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K filed with the SEC on December 14, 2005 and Exhibit 3.1 to Indevus’ Quarterly Report on Form 10-Q filed with the SEC on May 9, 2007).

Exhibit T3B	Bylaws of the Company (Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2003).

Exhibit T3C*	Form of Indenture between the Company and The Bank of New York Trust Company, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offer to Exchange, dated July 6, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-4	Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-5	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-6	Letter to Holders (incorporated by reference to Exhibit (a)(1)(vi) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3E-7	Press Release (incorporated by reference to Exhibit (a)(5) of the Company’s Issuer Tender Offer Statement on Schedule TO dated July 6, 2007).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.